King & Spalding LLP 1180 Peachtree Street N.E. Atlanta, GA 30309-3521 Tel: +1 404 572 4600 Fax: +1 404 572 5100 www.kslaw.com

May 21, 2018

VIA EDGAR

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E., Mail Stop 3561 Washington, D.C. 20549 Attention: Mara L. Ransom

Re:	EVO Payments, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed May 10, 2018

File No. 333-224434

Dear Ms. Ransom:

On behalf of our client, EVO Payments, Inc. (the “Company”), we are hereby filing Amendment No. 3 (“Amendment No. 3”) to the Company’s above-referenced Registration Statement on Form S-1 (the “Registration Statement”). This letter, together with the changes reflected in Amendment No. 3, respond to the Staff’s comments contained in its letter dated May 17, 2018. Amendment No. 3 also includes other changes that are intended to update and clarify the information contained therein, including the following revisions:

1.	Revisions to the beneficial ownership of certain of our executive officers, the selling stockholder and entities affiliated with Madison Dearborn Partners, LLC as a result of allocations in connection with the Reorganization Transactions.

2.	Revisions to the number of LLC Interests issuable in connection with the Reorganization Transactions as a result of a minor change in the calculation of the hypothetical liquidation of EVO LLC.

3.	Revisions to the use of proceeds to reflect that proceeds to the Company from the offering will first be used to repay second lien term borrowings under the Company’s Senior Secured Credit Facilities, with any remaining amounts used to pay the deferred purchase price under the Sterling acquisition.

4.	Revisions to the pro forma financial information to reflect changes resulting from the items 1 through 3 referenced above.

Securities and Exchange Commission

May 21, 2018

5.	Revisions to add a description of the award agreements for the IPO Grants being issued by the Company to certain directors, executive officers and employees, which are included as Exhibit 10.31, 10.32 and 10.33 to Amendment No. 3.

6.	Updates to reflect certain lock-up arrangements executed by certain executive officers, a form of which is included as Exhibit 10.38 to Amendment No.3.

7.	Updates to the nomination rights of EVO LLC’s founder and Chairman of the Board, included in the updated Chairman and Consulting Agreement included as Exhibit 10.37 to Amendment No. 3.

8.	Other non-substantive revisions and updates.

For your convenience, this letter sets forth in italics each of the Staff’s comments before each response is given. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions contained in Amendment No. 3. All capitalized terms used in this letter but otherwise not defined herein have the meanings ascribed to such terms in Amendment No. 3.

Risk Factors

If you purchase shares of Class A common stock in this offering, you will suffer immediate and substantial dilution of your investment, page 54

1.	Your disclosure that purchasers of Class A common stock in this offering will have contributed 77% of the aggregate price paid by all purchasers and will own approximately 24% of your outstanding equity is inconsistent with your disclosures under Dilution on pages 67 and 68. Please revise as appropriate or advise us why you believe no revision is necessary.

The Company has revised the disclosure on page 54 in response to the Staff’s comment to conform to the updated disclosure on page 68 included under Dilution in response to the Staff’s comment number 5 below.

Securities and Exchange Commission

May 21, 2018

Use of Proceeds, page 63

2.	The anticipated use of proceeds by EVO LLC as described here differs from the use of proceeds presented on your capitalization table and your unaudited pro forma consolidated financial statements. Specifically, your disclosures elsewhere indicate that all of the proceeds are expected to be used to repay the deferred purchase price under the Sterling acquisition and to repay a portion of the second lien term loan, with no proceeds remaining for general corporate purposes. Please revise your disclosures as needed throughout your filing to present a consistent view of the anticipated use of proceeds. Additionally, for the ease of your investors, please quantify here the amount of proceeds expected to be spent on each identified use or provide a cross-reference to the location in your filing where those disclosures are provided.

The Company has revised the disclosure on pages 19, 63, 73 and 81 in response to the Staff’s comment.

3.	Footnotes 4 and 5 to your unaudited consolidated pro forma balance sheet appear to indicate that you have already paid a portion of your offering costs and the amount of offering proceeds available for you to spend on reducing your debt is larger than the $177.5 million net proceeds currently disclosed here. If our understanding is correct, please revise your use of proceeds disclosures to clarify such to your investors.

The Company has revised the disclosure on pages 19, 63, 73 and 74 in response to the Staff’s comment.

Securities and Exchange Commission

May 21, 2018

Dilution, page 67

4.	With regards to the dilution table on page 67, we have the following comments:

•	Please provide us with your calculation supporting the $(680.3) million shown as EVO LLC’s net tangible book value before the offering.

•	Please provide us with your calculation supporting the $(495.9) million shown as your aggregate net tangible book value after the offering and after giving effect to the Reorganization and the Assumed Redemption.

•	Please tell us and disclose the number of shares used in calculating pro forma net tangible book value per share both before and after the offering.

The following table shows the calculation of the net tangible book value of EVO LLC on a historical basis and EVO Payments, Inc. on a pro forma basis after giving effect to this offering.

Amounts in thousands (except per share amounts)	EVO LLC historical	Adjustment		Pro forma EVO Payments, Inc.
Total assets	$1,562,391	$14,160	(1)	$1,576,551
Goodwill	316,932	—		316,932
Intangibles	316,381	—		316,381
Deferred offering costs (2)	7,795	—		7,795
Liabilities	1,601,582	(177,959	) (3)	1,423,623

Net tangible book value	(680,299)	192,120		(488,179)

Number of shares	63,289	13,333	(4)	76,622
Net tangible book value per share	$(10.75)			$(6.37)

(1)	Represents the net amount of reorganization and offering adjustments to Deferred tax assets of $13.9 million and $0.3 million, respectively, described in Note 2 to the unaudited pro forma consolidated balance sheet in “Unaudited pro forma consolidated financial information” in Amendment No. 3.
(2)	Represents previously paid transactions expenses that cannot be sold separately from the Company’s other assets. See Note 4 to the unaudited pro forma consolidated balance sheet in “Unaudited pro forma consolidated financial information” in Amendment No. 3.
(3)	Represents the offering adjustment for the pay down of debt of $175.2 million of second lien term borrowings under the Company’s Senior Secured Credit Facilities and $10.3 million of deferred purchase price under the Sterling acquistion as described in Note 5 to the unaudited pro forma consolidated balance sheet in “Unaudited pro forma consolidated financial information” in Amendment No. 3, reduced by the reorganization adjustment to Tax receivable agreement of $2.0 million and the $5.6 million loss on debt repayment as described in Note 2 and Note 5, respectively, to the unaudited pro forma consolidated balance sheet in “Unaudited pro forma consolidated financial information” in Amendment No. 3.
(4)	Represents shares sold by the Company in this offering.

The Company has revised the disclosure on pages 67 and 68 to conform to the above calculations and provided the disclosure requested by the Staff’s comment.

Securities and Exchange Commission

May 21, 2018

5.	With regards to the dilution table on page 68, we have the following comments:

•	The totals and percentages presented in the table on page 68 are not mathematically accurate. Please revise.

•	Please provide us with your detailed calculation supporting that the existing shareholders will own 58,162 shares following the Reorganization Transactions, including this offering, and the Assumed Redemption. Based on disclosures elsewhere in your filing, it appears this number should be 62,655.

•	We also note that 666,667 shares are being sold on behalf of selling shareholders and you will receive no cash consideration for those shares. Thus it appears that total consideration attributable to new investors is $200.0 million. Please revise.

The following table shows the number of shares of EVO Payments, Inc. that the Continuing LLC Owners will own following the Reorganization Transactions, including the offering, and the Assumed Redemption. The information in the table assumes an initial public offering price of $15.00 per share of Class A common stock, which is the midpoint of the price range set forth on the cover page of the prospectus contained in Amendment No. 3.

Continuing LLC Owners
Class A Common Stock
MDP	641,422
Class B Common Stock
Blueapple	35,303,800
Class C Common Stock
Executive Officers	2,332,658
Class D Common Stock
MDP	22,080,128
Current and Former Employees	1,704,836

62,062,844
All Other Stockholders
Class A Shares
Certain Executive Officers and Current and Former Employees	511,738
Investors in this Offering	14,000,000
Recipieints of Shares to Satisfy the Zenith Contingent Payment	47,398

14,559,136

Total	76,621,980

The number of shares of common stock held by the Continuing LLC Owners has changed from that previously disclosed as a result of the other revisions described in the introductory paragraph of this letter. The Company has revised the disclosure on pages 23, 67, 68, 78, 82, 84 and throughout as appropirate to conform to the above calculations and provided the revised disclosure requested by the Staff’s comment.

Securities and Exchange Commission

May 21, 2018

Unaudited pro forma consolidated financial information

Unaudited pro forma consolidated balance sheet as of March 31, 2018, page 71

6.	Generally, pro forma adjustments should be presented gross on the face of the pro forma financial statements. If you choose to combine several adjustments into a single net amount, a more detailed explanation of the components of such adjustments should be provided in the footnotes to your pro forma financial statements. Please either revise your pro forma financial statements to present all adjustments on a gross basis or expand the disclosures in your footnotes to disclose the nature and amount of all components included in the net adjustments seen on the face of your pro forma balance sheet. Specifically, please provide a tabular reconciliation of the net adjustments to additional paid-in-capital, accumulated deficit and the nonredeemable non-controlling interest in your response and consider providing that information in the footnotes. Please ensure that the footnotes clearly explain the assumptions involved. We may have further comments after reviewing your response.

The Company has revised the disclosure on page 71 in response to the Staff’s comment.

Management’s discussion and analysis of financial condition and results of operations

Liquidity and capital resources, page 97

7.	We note that the amounts presented in the table on page 98 for “Net cash (used in) provided by operating, investing and financing activities” and the “Effect of exchange rate changes on cash and cash equivalents”, and discussed under Operating, Investing and Financing activities on pages 98 and 99, do not agree with the amounts presented in your March 31, 2018 statements of cash flows. Please revise as appropriate or tell us why you believe no revision is required.

The Company has revised the disclosure on page 99 in response to the Staff’s comment.

*        *         *        *

Securities and Exchange Commission

May 21, 2018

If we can be of any assistance in explaining these responses or the changes in the Registration Statement, please contact me at (404) 572-3517 or by email (ktownsend@kslaw.com) or Zach Cochran at (404) 572-2784 or by email (zcochran@kslaw.com).

Very truly yours,

/s/ Keith M. Townsend

Keith M. Townsend

cc:	Jennifer Thompson

Sondra Snyder

Scott Anderegg

(Securities and Exchange Commission)

James G. Kelly

Kevin M. Hodges

Steven J. de Groot

(EVO Payments, Inc.)

Zachary L. Cochran

(King & Spalding LLP)